U.S. SECURITIES AND EXCHANGE COMMISSION

                     WASHINGTON, D. C.  20549


                           FORM 12b-25

                   NOTIFICATION OF LATE FILING


[ ] Form 10-KSB [ ] Form 20F   [ ] Form 11-K   [X] Form 10-QSB
[ ] Form N-SAR

For the Period Ended September 30, 2003

     [ ] Transition Report on Form 10-K
     [ ] Transition Report on Form 20-F
     [ ] Transition Report on Form 11-K
     [ ] Transition Report on Form 10-Q
     [ ] Transition Report on Form N-SAR

For the Transition Period Ended ________________

          Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

          If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                 PART I - REGISTRANT INFORMATION

Full Name of Registrant: INTELISYS AVIATION SYSTEMS OF AMERICA, INC.

Address of Principal          815 Bombardier Street
Executive Office:             Shediac, New Brunswick, Canada, E4P 1H9

                PART II - RULES 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b) [Section 23,047], the following should be completed. (Check box if appropriate)

     [X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     [ ]  (b)    (i) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or

     [x]         (ii) The subject quarterly report or transition report on Form
10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date.

     [ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                       PART III - NARRATIVE


The Registrant hereby represents that it is unable to file its Quarterly Report on Form 10-QSB for the period ended September 30, 2003, because management was unable to complete the review of its third quarter financial statements by November 14, 2003 without unreasonable effort or expense and substantial portions of such report could not be finalized until the completion of such financial statements. The Registrant further represents that the Form 10-QSB will be filed by no later than the 5th day following the date on which the form 10-QSB was due.


                   PART IV - OTHER INFORMATION

          (1) Name and address of person to contact in regard to this notification:

               Ralph Eisenschmid, President
               INTELISYS AVIATION SYSTEMS OF AMERICA, INC.
               815 Bombardier Street
               Shediac, New Brunswick, Canada, E4P 1H9
               Telephone:  (506) 532-8515

          (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                             [X] Yes  [ ] No

          (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                             [ ] Yes  [X] No

          If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

          INTELISYS AVIATION SYSTEMS OF AMERICA, INC. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date:  11/13/03                      By: /s/ Ralph Eisenschmid
       --------                          --------------------
                                         Ralph Eisenschmid, President, CEO